



EASTMAIN

Eastmain Resources Inc.
FIRST QUARTERLY REPORT
FOR THE PERIOD ENDING OCTOBER 31, 2001

Highlights

- **Clearwater Project** – new infrastructure will enhance economics and logistics; NSR royalty purchased from Boliden; Resource update by year-end
- **Railroad Project** – high-grade base metal sulphide intersected at Railroad deposit
- **Abitibi Extension** – Winter diamond drill program to test North French & Chabbie Lake properties

Clearwater Project, Quebec

Significant gold-bearing veins were detected during the summer stripping program in the 850 to 950 West area of the Eau Claire deposit. Six gold-bearing veins, V11 through V16 have been discovered in this area, along with an extensive amount of rock alteration. The most impressive exposure is the seventy-foot long by two-foot wide V12 vein, which contains **an average of 3.45 ounces of gold per ton** or 118 grams gold. V11, located immediately south of V12 assayed up to 1.84 ounces of gold per ton across 4.3 feet or 63.1 grams gold per tonne. None of these veins are included in the gold resource at Eau Claire.

In October 2001, the government of Quebec announced a 50-year agreement with the First Nations of James Bay permitting Hydro Quebec to build its $3.8-billion phase III hydroelectric project. This phase includes extending a road, power line and bridge to the junction of the Eau Claire and Eastmain Rivers, located near the boundary of our Clearwater property. This new infrastructure will greatly enhance the economics of our project and reduce future exploration and development costs.

The Eau Claire deposit has been traced on surface for a length of 1,100 metres and to 300 metres vertical depth. Additional surface stripping and drilling is planned beyond these limits to increase the resource. The project is very comparable to the famous gold producing districts of the Canadian Shield, particularly its high grade. The Corporation purchased the outstanding 3% NSR royalty from Boliden Westmin (Canada) Limited for $45,000.

Railroad Project, New Brunswick

A narrow interval of very high-grade massive base metal sulphide was intersected in the summer drill program at Railroad. Drill hole RRD-01-01 intersected 33.4% zinc, 17.0% lead, 0.4% copper and 342 grams silver per tonne (10 ounces) across 0.5 metre, more than triple the Brunswick mine grade. This interval caps a 10.3-metre thick section of disseminated and stringer sulphide grading 3.7% zinc, 1.6% lead, 0.2% copper and 34 grams silver per tonne. This hole has intersected the edge of the Railroad base metal sulphide deposit. Hole four collared 500 metres east also intersected a narrow interval of 28% combined zinc-lead and six ounces of silver per ton. The deposit is open near surface and at depth and additional drilling is warranted to test for its underground and open pit potential.

Regional drilling on the property also detected a new exhalative sulphide and iron formation horizon on the Railroad Footwall Zone target. Similar iron formation and exhalite horizons are present at the past and presently producing Brunswick mines. The Railroad Footwall Zone extends laterally onto the adjacent CNE claim block, where strong IP and rock alteration anomalies have been detected. Billiton has decided not to proceed with its option on the Railroad project following the BHP-Billiton merger.

CNE Project – Stratabound Option, New Brunswick

Eastmain completed an IP survey early in 2001 confirming several strong anomalies extending laterally from the Captain and CNE deposits and the Railroad Footwall Zone. The Corporation has received a $40,000 incentive grant to complete a diamond drill program on the property. The program will be contingent upon additional funding.

Abitibi Extension Project, Ontario

The Corporation has received $250,000 from its joint venture partner Quaterra Resources Inc. to fund the next diamond drill campaign. Warm weather has delayed the program until early in 2002. Drill targets have been defined on the North French, Chabbie Lake and Edgar Lake claim blocks.

Financial

As at October 31, 2001 the working capital of the Corporation was $518,077. Eastmain has contributed $285,777 in deferred exploration expenditures on the Railroad and Clearwater Projects. Revenue for the three-month period was $45,365 while operating expenses totaled $28,683.

Donald J. Robinson,
President and Chief Executive Officer
December 10, 2001

EASTMAIN RESOURCES INC.

Balance Sheets (Prepared by Management)

	October 31, 2001 (Unaudited)	July 31, 2001 (Audited)
Assets		
Current assets		
Cash and cash equivalents	$ 262,470	$ 588,379
Marketable securities	205,125	226,203
Prepaid and sundry receivables	50,482	36,938
	518,077	851,520
Capital assets	4,363	4,605
Mining properties	793,058	807,396
Deferred exploration expenditures	6,181,437	5,895,660
	$ 7,496,935	$ 7,559,181
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$ 70,114	$ 148,437
Shareholders' equity		
Capital stock		
Authorized		
Unlimited common shares		
Issued		
20,334,469 common shares	9,822,338	9,822,338
Deficit	(2,395,517)	(2,411,594)
	7,426,821	7,410,744
	$ 7,496,935	$ 7,559,181

EASTMAIN RESOURCES INC.

Statements of Operations and Deficit (Prepared by Management)
(Unaudited)

	Three Months Ended October 31,	
	2001	2000
Revenue		
Interest and dividends	$ 8,630	$ 13,455
Management fees	36,735	12,256
	45,365	25,711
Expenses		
Amortization	242	2,012
General and administration	28,441	28,580
	28,683	30,592
Income (loss) for the period before the following	16,682	(4,881)
Loss on sale of marketable securities	605	-
Income (loss) for the period	16,077	(4,881)
DEFICIT, beginning of period	(2,411,594)	(2,234,576)
DEFICIT, end of period	$ (2,395,517)	$ (2,239,457)
Income (loss) per share (Note 4)	$ 0.0009	$ (0.0003)

EASTMAIN RESOURCES INC.

Statements of Cash Flows (Prepared by Management)
(Unaudited)

	Three Months Ended October 31, 2001	Three Months Ended October 31, 2000
Cash provided by (used in)		
OPERATING ACTIVITIES		
Income (loss) for the period	$ 16,077	$ (4,881)
Amortization	242	2,012
Changes in non-cash working capital items	(91,867)	(84,295)
	(75,548)	(87,164)
INVESTING ACTIVITIES		
Acquisition of mining claims	14,338	(3,447)
Deferred exploration expenditures	(285,777)	(112,496)
Decrease in marketable securities	21,078	-
	(250,361)	(115,943)
Change in cash	(325,909)	(203,107)
Cash and cash equivalents, beginning of period	588,379	242,974
Cash and cash equivalents, end of period	$ 262,470	$ 39,867

EASTMAIN RESOURCES INC.

Notes to Financial Statements (Prepared by Management)
Three Months Ended October 31, 2001
(Unaudited)

1. ACCOUNTING POLICIES

The management of Eastmain Resources Inc. (the "Company") have prepared these financial statements in accordance with Canadian generally accepted accounting principles. These statements should be read in conjunction with the audited financial statements for the year ended July 31, 2001. These statements follow the same accounting policies as the July 31, 2001 audited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended October 31, 2001 are not indicative of the results that may be expected for the full year ending July 31, 2002.

2. STOCK OPTIONS

As at October 31, 2001, the Company had the following stock options outstanding:

	NUMBER OF OPTIONS	EXERCISE PRICE ($)	EXPIRY DATE
	395,000	0.65	August 13, 2002
	100,000	0.25	March 25, 2003
	50,000	0.30	May 19, 2003
	825,000	0.36	February 4, 2005
	100,000	0.34	May 2006
	1,470,000		

3. WARRANTS

As at October 31, 2001, the Company had the following warrants outstanding:

	NUMBER OF WARRANTS	EXERCISE PRICE ($)	EXPIRY DATE
	375,000	0.45	December 2001
	500,000	0.80	November 2002
	875,000		

4. INCOME (LOSS) PER SHARE

The income (loss) per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined if the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. This estimated taxable temporary difference valuation allowance will be adjusted in the period that it can be determined that it is more likely than not that some or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for tax purposes, refer to the audited July 31, 2001 financial statements. The benefits for these losses and the estimated loss for the period are not recognized in these financial statements.